
GAMCO
INVESTORS

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
GABELLI.COM

For Immediate Release:

Contact:

Robert Leininger
Chairman Proxy Voting Committee
(914) 921-7754

George Maldonado
Director of Proxy Voting Services
(914) 921-7733

For further information please visit
www.gabelli.com

GAMCO's Declassification Proposal Approved at National Fuel Gas Company's Annual Meeting

RYE, N.Y., March 17, 2020 – National Fuel Gas Company (NYSE:NFG) ("National Fuel" or the "Company") held its 2020 Annual Meeting of Stockholders on March 11, 2020 in Naples, Florida. The Company announced that the stockholder proposal presented by GAMCO Asset Management Inc. ("GAMCO"), an affiliate of GAMCO Investors, Inc. (NYSE:GBL), received support from approximately 73% of the votes cast.

The stockholder proposal requested that the Board of Directors (the "Board") of National Fuel undertake the necessary steps to declassify the Board and require that all Directors of the Company stand for election annually. The proposal further stated that the declassification of the Board should be completed in a manner that does not affect the unexpired terms of Directors that have been previously elected by the Company's stockholders.

GAMCO's Proxy Voting Committee thanks stockholders for their overwhelming support and looks forward to the Board following through on the stockholders request.

GAMCO and its affiliates own approximately 6.11% of the common shares of National Fuel on behalf of their clients.

# # #

GAMCO Investors, Inc., through its subsidiaries, manages private advisory accounts (GAMCO Asset Management Inc.), mutual funds and closed-end funds (Gabelli Funds, LLC). As of December 31, 2019, GAMCO Investors had $36.5 billion in assets under management.